

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2015

[Via E-mail]
Kelly Kramer
Executive Vice President and Chief Financial Officer
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, California 95134-1706

> **Re:** **Cisco Systems, Inc.**
> **Form 10-K for the fiscal year ended July 26, 2014**
> **Filed September 9, 2014**
> **File No. 000-18225**

Dear Mrs. Kramer:

We have reviewed your letter dated December 17, 2014 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Product Revenue by Groups of Similar Products, page 47

1. In your response to our prior comment 4, you indicate that many of these product categories have roughly similar margin profiles, with the exception of Service Provider Video and Data Center products. In this regard, please clarify the percentage range by which products with roughly similar product gross margins differ. Also, please tell us whether or not gross margin for such products have historically exhibited similar trends.

    You may contact Juan Migone at (202) 551-312 if you have questions regarding our comment and any related matters. If you have any other questions, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief

cc: Prat Bhatt
    Senior Vice President, Corporate Controller, and Chief Accounting Officer